# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alphabet Inc., CIK 0001652044
CUSIP: 02079K305
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1600 Amphitheatre Parkway, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-16-460514
Filed by CIK 0001242463

## Reporting persons
- Eric E. Schmidt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 467,507; shared voting power 56,454,452; sole dispositive power 467,507; shared dispositive power 56,454,452; aggregate amount beneficially owned 56,921,959 (0.97% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class A Common Stock with CUSIP No. 02079K305 and Class B Common Stock with CUSIP No. 02079K206. Due to the new Edgar filing requirements, cover pages are limited to one class of security. The cover page of this Schedule 13G filing relates to the Class A Common Stock, and this comment and the notes below shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
  
  Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such reporting person's shares of Class B Common Stock into shares of Class A Common Stock.
  
  Sole Voting Power and Sole Dispositive Power shown in Boxes 5 and 7 consists of (i) 464,735 shares of Class A Common Stock held directly by Mr. Schmidt and (ii) 2,772 shares of Class B Common Stock held directly by Mr. Schmidt.
  
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of (i) 42,053,405 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is the co-trustee, (ii) 5,416,500 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner, (iii) 2,511,602 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president, (iv) 2,830,845 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president, (v) 27,100 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president, (vi) 70,000 shares of Class A Common Stock held by Special Strategies, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member, (vii) 1,860,000 shares of Class A Common Stock held by Special Strategies II,LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member, (viii) 405,000 shares of Class A Common Stock held by Hillspire Holdings, LLC, of which Mr. Schmidt is a co-manager, and (ix) 1,280,000 shares of Class A Common Stock held by Big Hen Group I, LLC, of which The Schmidt Family Living Trust is a member.
  
  Aggregate Amount Beneficially Owned shown in Box 9 consists of the shares reported in Boxes 5, 6, 7 and 8 and consists of 56,921,969 shares of Class A Common Stock and 47,472,677 shares of Class B Common Stock.
  
  The Percent of Class Represented by Amount shown in Box 11 consists of 0.97% of the outstanding Class A Common Stock (assuming conversion of Class B Common Stock into Class A Common Stock). The reporting person beneficially owns 5.52% of the outstanding Class B Common Stock on an unconverted basis.
- The Schmidt Family Living Trust: type of reporting person: other (OO); sole voting power 0; shared voting power 47,469,905; sole dispositive power 0; shared dispositive power 47,469,905; aggregate amount beneficially owned 47,469,905 (0.81% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class A Common Stock with CUSIP No. 02079K305 and Class B Common Stock with CUSIP No. 02079K206. Due to the new Edgar filing requirements, cover pages are limited to one class of security. The cover page of this Schedule 13G filing related to the Class A Common Stock, and this comment and notes below shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
  
  Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such reporting person's shares of Class B Common Stock into shares of Class A Common Stock.
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of (i) 42,053,405 shares of Class B Common Stock held by The Schmidt Family Living Trust and (ii) 5,416,500 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner
  The Percent of Class Represented by Amount in shown Box 11 consists of 0.81% of the outstanding Class A Common Stock (assuming conversion of Class B Common Stock into Class A Common Stock). The reporting person beneficially owns 5.52% of the outstanding Class B Common Stock on an unconverted basis.
- The Schmidt Family Foundation: sole voting power 0; shared voting power 2,511,602; sole dispositive power 0; shared dispositive power 2,511,602; aggregate amount beneficially owned 2,511,602 (0.04% of the class)
  Comment: This Schedule 13G relates to Class A Common Stock with CUSIP No. 02079K305.
  
  Shared Voting Power and Shared Dispostive Power shown in Boxes 6 and 8 consists of 2,511,602 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president.
- The Eric and Wendy Schmidt Fund for Strategic Innovation: type of reporting person: other (OO); sole voting power 0; shared voting power 2,830,845; sole dispositive power 0; shared dispositive power 2,830,845; aggregate amount beneficially owned 2,830,845 (0.05% of the class)
  Comment: This Schedule 13G relates to Class A Common Stock with CUSIP No. 02079K305.
  
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of 2,830,845 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president.
- Schmidt Ocean Institute: type of reporting person: other (OO); sole voting power 0; shared voting power 27,100; sole dispositive power 0; shared dispositive power 27,100; aggregate amount beneficially owned 27,100 (0% of the class)
  Comment: This Schedule 13G relates Class A Common Stock with CUSIP No. 02079K305.
  
  The Shares Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of 27,100 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president.
- Special Strategies, LLC: type of reporting person: other (OO); sole voting power 0; shared voting power 70,000; sole dispositive power 0; shared dispositive power 70,000; aggregate amount beneficially owned 70,000 (0% of the class)
  Comment: This Schedule 13G relates Class A Common Stock with CUSIP No. 02079K305.
  
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of 70,000 shares of Class A Common Stock held by the Special Strategies, LLC, of which of Mr. Schmidt is co-trustee of The Schmidt Equities Revocable Trust, its sole member.
- Special Strategies II, LLC: type of reporting person: other (OO); sole voting power 0; shared voting power 1,860,000; sole dispositive power 0; shared dispositive power 1,860,000; aggregate amount beneficially owned 1,860,000 (0.03% of the class)
  Comment: This Schedule 13G relates to Class A Common Stock with CUSIP No. 02079K305.
  
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consist of 1,860,000 shares of Class A Common Stock held by the Special Strategies II, LLC, of which of Mr. Schmidt is co-trustee of The Schmidt Equities Revocable Trust, its sole member.
- Hillspire Holdings, LLC: sole voting power 0; shared voting power 405,000; sole dispositive power 0; shared dispositive power 405,000; aggregate amount beneficially owned 405,000 (0.01% of the class)
  Comment: This Schedule 13G relates to Class A Common Stock with CUSIP No. 02079K305.
  
  Shared Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of 405,000 shares of Class A Common Stock held by Hillspire Holdings, LLC, of which of The Schmidt Family Living Trust is a member.
- Big Hen Group I, LLC: sole voting power 0; shared voting power 1,280,000; sole dispositive power 0; shared dispositive power 1,280,000; aggregate amount beneficially owned 1,280,000 (0.02% of the class)
  Comment: This Schedule 13G relates to Class A Common Stock with CUSIP No. 02079K305.
  
  Shares Voting Power and Shared Dispositive Power shown in Boxes 6 and 8 consists of 1,280,000 shares of Class A Common Stock held by Big Hen Group I, LLC, of which of The Schmidt Family Living Trust is a member.

## Item 1. Issuer
Name of issuer: Alphabet Inc.
Address of issuer's principal executive offices: 1600 Amphitheatre Parkway, Mountain View, CA 94043

## Item 2. Person Filing
Name of person filing:
(a) Name of Person Filing
Eric E. Schmidt
The Schmidt Family Living Trust
The Schmidt Family Foundation
The Eric and Wendy Schmidt Fund for Strategic Innovation
Schmidt Ocean Institute
Special Strategies, LLC
Special Strategies II, LLC
Hillspire Holdings, LLC
Big Hen Group I, LLC
Address of principal business office or, if none, residence: 1010 Alma Street, Menlo Park, CA 94025
Citizenship:
Eric E. Schmidt United States of America
The Schmidt Family Living Trust N/A
The Schmidt Family Foundation N/A
The Eric and Wendy Schmidt Fund
for Strategic Innovation N/A
Schmidt Ocean Institute N/A
Special Strategies, LLC N/A
Special Strategies II, LLC N/A
Hillspire Holdings, LLC N/A
Big Hen Group I, LLC N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Information disclosed on Exhibit 99.1
Percent of class: Information disclosed on Exhibit 99.1
Sole power to vote or to direct the vote: Information disclosed on Exhibit 99.1
Shared power to vote or to direct the vote: Information disclosed on Exhibit 99.1
Sole power to dispose or to direct the disposition: Information disclosed on Exhibit 99.1
Shared power to dispose or to direct the disposition: Information disclosed on Exhibit 99.1

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Eric E. Schmidt: /s/ Eric E. Schmidt, Eric. E. Schmidt (02/18/2025)
- The Schmidt Family Living Trust: /S/ Eric E. Schmidt, Co-Trustee (02/18/2025)
- The Schmidt Family Foundation: /s/ Eric E. Schmidt, Director and Vice President (02/18/2025)
- The Eric and Wendy Schmidt Fund for Strategic Innovation: /s/ Eric E. Schmidt, Director and President (02/18/2025)
- Schmidt Ocean Institute: /s/ Eric E. Schmidt, Director and Vice President (02/18/2025)
- Special Strategies, LLC: /s/ Eric E. Schmidt, by Hillspire, LLC, its manager (02/18/2025)
- Special Strategies, LLC: /s/ Eric E. Schmidt, Co-manager (02/18/2025)
- Special Strategies II, LLC: /s/ Eric E. Schmidt, by Hillspire, LLC, its manager (02/18/2025)
- Special Strategies II, LLC: /s/ Eric E. Schmidt, Co-manager (02/18/2025)
- Hillspire Holdings, LLC: /s/ Eric E. Schmidt, Co-manager (02/18/2025)
- Big Hen Group I, LLC: /s/ Eric E. Schmidt, Hillspire, LLC, its manager (02/18/2025)
- Big Hen Group I, LLC: /s/ Eric E. Schmidt, Co-manager (02/18/2025)
Comment: Exhibit 99.2 Agreement Pursuant to Rule 13d-1(k)(1)(iii)